SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 10)

                               DIME BANCORP, INC.
                            (Name of Subject Company)


                               DIME BANCORP, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                     25429Q
                      (CUSIP Number of Class of Securities)

                              JAMES E. KELLY, ESQ.
                                 GENERAL COUNSEL
                               DIME BANCORP, INC.
                                589 FIFTH AVENUE
                                    3RD FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 326-6170
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                             MITCHELL S. EITEL, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

          [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 10 amends and supplements the solicitation/ recommendation statement on Schedule 14D-9 filed with the Securities and Exchange Commission on March 21, 2000, as subsequently amended on March 21, 2000, March 22, 2000, March 24, 2000, March 30, 2000, April 6, 2000, April 7,
2000, April 12, 2000, April 14, 2000 and May 1, 2000 (as so amended, the "Schedule 14D-9"), by Dime Bancorp, Inc., a Delaware corporation ("Dime"), in relation to the exchange offer disclosed in the Schedule TO, dated March 15, 2000 (as amended from time to time, the "Schedule TO"), of North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston"), to exchange each issued and outstanding share of Dime common stock, par value $0.01 per share, for
0.9302 of a share of North Fork common stock, par value $0.01 per share, and $2.00 in cash, upon the terms and subject to the conditions described in the Schedule TO, the Registration Statement filed on Form S-4 by North Fork on March 15, 2000 and the Prospectus relating to North Fork's common stock dated March 14, 2000 and contained therein (each of which may be amended from time to time and each of which is an Exhibit and incorporated by reference into North Fork's Schedule TO).

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Items 4 and 7 are hereby supplemented and amended by adding the following:

          On May 2, 2000, Dime began sending to its shareholders the letter of Lawrence J. Toal, dated May 2, 2000, that is included herewith as Exhibit
(a)(26) and is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

Item 8 is hereby supplemented and amended by adding the following:

         On April 24, 2000, North Fork filed counterclaims against Dime and its CEO, Larry Toal, in Dime's suit against North Fork in the United States District Court for the Eastern District of New York. Among other things, North Fork's counterclaims challenged the validity of statements made by Dime in press releases on March 6 and 7, 2000 -- claims that North Fork had already raised in the Delaware litigation. North Fork's counterclaims further focused on a series of press releases and other public statements attributable to Dime, alleging that those various statements were false and misleading. North Fork alleged that this conduct violated Sections 14(a), 14(e) and, with respect to Mr. Toal, 20(a) of the Securities Exchange Act of 1934. In connection with its counterclaims, North Fork petitioned Magistrate Judge Pollak for expedited discovery. Dime countered that the claims were baseless, and should be dismissed. After expedited briefing on Friday, April 28, 2000, Magistrate Judge Pollak rejected North Fork's request for expedited discovery, finding that North Fork's counterclaims appeared deficient on their face, and that North Fork should not be permitted to take expedited discovery of Dime on such claims.


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

ITEM 9.  EXHIBITS.

Item 9 is hereby supplemented and amended by adding the following:


Exhibit
Number        Description
------        -----------

(a)(26)       Letter to Shareholders dated May 2, 2000.

(i)(3) North Fork's counterclaims filed on April 24, 2000 in the United States District Court for the Eastern District of New York against Dime and its CEO, Larry Toal, in Dime's suit against North Fork.




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



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            DIME BANCORP, INC.


                                            By: /s/ James E. Kelly
                                               --------------------
                                            Name:  James E. Kelly
                                            Title:  General Counsel


Dated:  May 2, 2000





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


                                  EXHIBIT INDEX



Exhibit
Number        Description
------        -----------

(a)(26)       Letter to Shareholders dated May 2, 2000.

(i)(3) North Fork's counterclaims filed on April 24, 2000 in the United States District Court for the Eastern District of New York against Dime and its CEO, Larry Toal, in Dime's suit against North Fork.



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